UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Definitive Agreement

On October 7, 2026, China SXT Pharmaceuticals, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several “non-U.S. persons” (as defined in Regulation S under the Securities Act of 1933, as amended) (the “Purchasers”) for a private placement (the “Offering”) of (i) 3,000,000 Class A ordinary shares, no par value (the “Class A Ordinary Shares”) (such shares, the “Shares”), and (ii) warrants to purchase 3,000,000 Class A Ordinary Shares (the “Warrants,” and the Class A Ordinary Shares underlying the Warrants, the “Warrant Shares”), with each Warrant exercisable to purchase one (1) Class A Ordinary Share at an exercise price of $1.00 per share. The gross proceeds from the Offering would have been $3 million.

The Shares, Warrants, and Warrant Shares would have been issued in reliance on Regulation S promulgated under the Securities Act of 1933, as amended, and the Purchasers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Shares, Warrants, or Warrant Shares for the account or benefit of any U.S. person.

Termination of a Material Definitive Agreement

On October 8, 2026, the Company and the Purchasers agreed to terminate the Offering prior to closing. The Company entered into a termination agreement with the Purchasers (the “Termination Agreement”), pursuant to which the Securities Purchase Agreement was terminated, no Shares or Warrants were issued, and all obligations under the Securities Purchase Agreement and the Warrants were terminated.

The foregoing descriptions of the Warrants, the Securities Purchase Agreement, and the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Warrants, the Securities Purchase Agreement, and the Termination Agreement, forms of which are attached hereto as Exhibits 4.1, 10.1, and 10.2, respectively, and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Termination Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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